Exhibit 11.1 Computations of Basic Net Loss Per Share.

                                 Trimeris, Inc.

             STATEMENTS RE: COMPUTATIONS OF BASIC NET LOSS PER SHARE
                  (amounts in thousands except per share data)


                                                                     Year ended December 31,
                                                                --------------------------------
                                                                  1995        1996        1997
                                                                --------    --------    --------
Common shares outstanding (weighted average) ............         2,541       4,605       7,295
Common stock equivalents
   (using the treasury stock method):
   Stock Options and Awards (weighted average)
   Pursuant to Staff Accounting Bulletin No. 83(A) ......           100         100         100
                                                                ========    ========    ========
Total ...................................................          2,641       4,705       7,395
                                                                ========    ========    ========
Net loss ................................................       $ (5,739)   $ (6,972)   $(11,428)
                                                                ========    ========    ========
Basic net loss per common share .........................       $  (2.17)   $  (1.48)   $  (1.55)
                                                                ========    ========    ========

(A)  Treated as if outstanding for all periods presented.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Trimeris, Inc.:

We have audited the accompanying balance sheets of Trimeris, Inc. (A Development Stage Company) (the "Company") as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997 and for the cumulative period from the date of inception to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, and for the cumulative period from the date of inception to December 31, 1997, in conformity with generally accepted accounting principles.

January 30, 1998                                   KPMG PEAT MARWICK LLP

Raleigh, North Carolina

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS
                                 (in thousands)

                                                                                          As of December 31,
                                                                                        ---------------------
                                                                                          1996        1997
                                                                                        ---------   ---------
Assets
Current assets:
     Cash and cash equivalents ......................................................   $    132    $ 32,557
     Short-term investments .........................................................         --       4,863
     Accounts receivable ............................................................         33         101
     Loans to employees .............................................................          3          --
     Prepaid expenses ...............................................................         45           6
                                                                                        --------    --------
       Total current assets .........................................................        213      37,527
                                                                                        --------    --------
Property, furniture and equipment, net of accumulated
     depreciation of $1,612 and $2,169 at December 31, 1996 and 1997, respectively ..        897         756
                                                                                        --------    --------
Other assets:
    Equipment held for resale, less allowance of  $54 at December 31, 1996 ..........         54          --
    Exclusive license agreement, net of accumulated amortization of $9 and $11 at
          December 31, 1996 and 1997,  respectively .................................         32          30
    Patent costs, net of accumulated amortization of $2 and $6 at December 31, 1996
    and 1997, respectively ..........................................................        413         442
Equipment deposits ..................................................................         59          86
    Other assets, net of accumulated amortization of $15 and $18
         at December 31, 1996 and 1997,  respectively ...............................         16           3
                                                                                        --------    --------
           Total other assets .......................................................        574         561
                                                                                        --------    --------
           Total assets .............................................................   $  1,684    $ 38,844
                                                                                        --------    --------
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
   Accounts payable .................................................................   $    255    $    722
   Current installments of obligations under capital leases .........................        500         259
   Accrued compensation .............................................................        329         608
   Accrued expenses .................................................................        434       1,205
                                                                                        --------    --------
           Total current liabilities ................................................      1,518       2,794
Notes payable .......................................................................        259          --
Obligations under capital leases, excluding current installments ....................        316         240
                                                                                        --------    --------
           Total liabilities ........................................................      2,093       3,034
                                                                                        --------    --------
Stockholders' equity (deficit):
   Preferred Stock at $0.001 par value per share 62,667 shares authorized; issued and
     outstanding 33,469 and zero shares at December 31,1996 and 1997,  respectively..         33          --

Common Stock at $0.001 par value per share. Authorized 80,000 shares; issued and outstanding 437 and 10,549 shares at December 31, 1996 and
   1997,  respectively ..............................................................          1          11
   Additional paid-in capital .......................................................     17,536      67,360
   Deficit accumulated during the development stage .................................    (17,965)    (29,393)
   Deferred compensation ............................................................         --      (1,950)
   Notes receivable from stockholders ...............................................        (14)       (218)
                                                                                        --------    --------
           Total stockholders' equity (deficit) .....................................       (409)     35,810
                                                                                        --------    --------
Commitments and contingencies (notes 2, and 9)
           Total liabilities and stockholders' equity (deficit) .....................   $  1,684    $ 38,844
                                                                                        ========    ========


                 See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                                                                          Cumulative
                                                                                                        from Inception
                                                                                                          (January 7,
                                                                      For the Years Ended December 31,     1993) to
                                                                 -------------------------------------    December 31,
                                                                   1995         1996          1997           1997
                                                                 -------       -------      --------       --------
Revenue ..............................................           $   104       $    55      $    431       $    590
                                                                 -------       -------      --------       --------
    Operating expenses:
    Research and development .........................             4,012         5,146         9,734         22,330
    General and administrative .......................             1,520         1,761         2,596          7,456
                                                                 -------       -------      --------       --------
        Total operating expenses .....................             5,532         6,907        12,330         29,786
                                                                 -------       -------      --------       --------
    Operating loss ...................................            (5,428)       (6,852)      (11,899)       (29,196)
                                                                 -------       -------      --------       --------
        Other income (expense):
        Interest income ..............................                49            47           584            706
        Interest expense .............................              (360)         (167)         (113)          (903)
                                                                 -------       -------      --------       --------
                                                                    (311)         (120)          471           (197)
                                                                 -------       -------      --------       --------
     Net loss ........................................           $(5,739)      $(6,972)     $(11,428)      $(29,393)
                                                                 =======       =======      ========       ========
 Basic net loss per share ............................           $ (2.17)      $ (1.48)     $  (1.55)
                                                                 =======       =======      ========
   Weighted average shares used
     in per share computations .......................             2,641         4,705         7,395
                                                                 =======       =======      ========


                 See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
            Years Ended December 31, 1993, 1994, 1995, 1996 and 1997
                                 (in thousands)

                                           Preferred Stock           Common Stock                    Deficit
                                         -------------------     --------------------              accumulated
                                                                                       Additional   during the
                                         Number of      Par      Number of      Par     paid-in    development   Deferred
                                          shares       value      Shares       value    capital       stage    compensation
                                         --------    --------    --------    --------  ----------  ----------- ------------
Balance at January 7, 1993 ...........         --    $     --          --    $     --   $     --    $     --    $     --
Issuances of Common Stock ............         --          --         218          --          2          --          --
Issuances of Series A Preferred  Stock      3,000           3          --          --      1,997          --          --
Stock issuance costs .................         --          --          --          --        (34)         --          --
Common Stock issued in exchange  for
   exclusive license .................         --          --          96          --         41          --          --
Common Stock issued in exchange
   for  consulting  services .........         --          --           6          --          2          --          --
Loss for the period ..................         --          --          --          --         --      (1,311)         --
                                         --------    --------    --------    --------   --------    --------    --------
Balance as of December 31, 1993 ......      3,000           3         320          --      2,008      (1,311)         --
Issuances of Common  Stock ...........         --          --          12          --          5          --          --
Common Stock issued in exchange
   for consulting  services ..........         --          --           5          --          2          --          --
Loss for the period ..................         --          --          --          --         --      (3,943)         --
                                         --------    --------    --------    --------   --------    --------    --------
Balance as of December 31, 1994 ......      3,000           3         337          --      2,015      (5,254)         --
Issuances of Common Stock ............         --          --          16          --          8          --          --
Issuances of Series B Preferred Stock      20,636          21          --          --     10,297          --          --
Stock issuance costs .................         --          --          --          --        (27)         --          --
Loss for the period ..................         --          --          --          --         --      (5,739)         --
                                         --------    --------    --------    --------   --------    --------    --------
Balance as of December 31,1995 .......     23,636          24         353          --     12,293     (10,993)         --
Issuances of Common Stock ............         --          --          84           1         28          --          --
Issuances of Series B Preferred Stock       6,500           6          --          --      3,244          --          --
Issuances of Series C Preferred Stock       3,333           3          --          --      1,997          --          --
Stock issuance costs .................         --          --          --          --        (26)         --          --
Loss for the period ..................         --          --          --          --         --      (6,972)         --
Notes receivable from stockholders
    for the purchase of shares .......         --          --          --          --         --          --          --
                                         --------    --------    --------    --------   --------    --------    --------
Balance as of December 31, 1996 ......     33,469          33         437           1     17,536     (17,965)         --
Issuances of Series C Preferred Stock       9,984          10          --          --      5,981          --          --
Issuances of Series D Preferred Stock       9,048           9          --          --      6,777          --          --
Issuances of Common Stock ............         --          --         656           1        255          --          --
Conversion of Preferred Stock to
    Common Stock .....................    (52,501)        (52)      6,262           6         46          --          --
Issuance of shares in initial public
    offering, net ....................         --          --       3,163           3     34,529          --          --
Exercise of stock options ............         --          --          32          --          9          --          --
Repayment of notes receivable from
    Stockholders .....................         --          --          --          --         --          --          --
Repurchase of Common Stock ...........         --          --          (1)         --         --          --          --
Stock issuance costs .................         --          --          --          --       (109)         --          --
Issuances of Common Stock and
    options at below market value ....         --          --          --          --      2,336          --      (2,336)
Amortization of deferred
    compensation .....................         --          --          --          --         --          --         386
Loss for the period ..................         --          --          --          --         --     (11,428)         --
                                         ========    ========    ========    ========   ========    ========    ========
Balance as of December 31, 1997 ......         --    $     --      10,549    $     11   $ 67,360    $(29,393)   $ (1,950)
                                         ========    ========    ========    ========   ========    ========    ========


                                                Notes          Net
                                              receivable   Stockholders
                                                from          Equity
                                             stockholders    (Deficit)
                                             ------------  ------------
Balance at January 7, 1993 ...........       $     --        $     --
Issuances of Common Stock ............             --               2
Issuances of Series A Preferred  Stock             --           2,000
Stock issuance costs .................             --             (34)
Common Stock issued in exchange  for
   exclusive license .................             --              41
Common Stock issued in exchange
   for  consulting  services .........             --               2
Loss for the period ..................             --          (1,311)
                                             --------        --------
Balance as of December 31, 1993 ......             --             700
Issuances of Common  Stock ...........             --               5
Common Stock issued in exchange
   for consulting  services ..........             --               2
Loss for the period ..................             --          (3,943)
                                             --------        --------
Balance as of December 31, 1994 ......             --          (3,236)
Issuances of Common Stock ............             --               8
Issuances of Series B Preferred Stock              --          10,318
Stock issuance costs .................             --             (27)
Loss for the period ..................             --          (5,739)
                                             --------        --------
Balance as of December 31,1995 .......             --           1,324
Issuances of Common Stock ............             --              29
Issuances of Series B Preferred Stock              --           3,250
Issuances of Series C Preferred Stock              --           2,000
Stock issuance costs .................             --             (26)
Loss for the period ..................             --          (6,972)
Notes receivable from stockholders
    for the purchase of shares .......            (14)            (14)
                                             --------        --------
Balance as of December 31, 1996 ......            (14)           (409)
Issuances of Series C Preferred Stock              --           5,991
Issuances of Series D Preferred Stock              --           6,786
Issuances of Common Stock ............           (254)              2
Conversion of Preferred Stock to
    Common Stock .....................             --              --
Issuance of shares in initial public
    offering, net ....................             --          34,532
Exercise of stock options ............             --               9
Repayment of notes receivable from
    Stockholders .....................             50              50
Repurchase of Common Stock ...........             --              --
Stock issuance costs .................             --            (109)
Issuances of Common Stock and
    options at below market value ....             --              --
Amortization of deferred
    compensation .....................             --             386
Loss for the period ..................             --         (11,428)
                                             ========        ========
Balance as of December 31, 1997 ......       $   (218)       $ 35,810
                                             ========        ========

                 See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                          For the years ended December 31,
                                                                        -----------------------------------      Cumulative from
                                                                                                                   Inception
                                                                                                               (January 7, 1993) to
                                                                          1995         1996          1997        December 31, 1997
                                                                        --------     --------      --------     -------------------
Cash flows from operating activities:
       Net loss ....................................................    $ (5,739)    $ (6,972)     $(11,428)       $(29,393)
       Adjustments to reconcile net loss to net cash used
           by operating activities:
           Depreciation and amortization of  property,
                furniture and equipment ............................         544          690           558           2,189
           Amortization of deferred compensation ...................          --           --           386             386
           Other amortization ......................................           7            9            11              37
           Provision for equipment held for resale .................          --           --            --              61
           Stock issued for consulting services ....................          --           --            --               5
           Stock issued to repay interest on  notes to
                stockholders .......................................         195           --            --             195
           Debt issued for research and development ................          --          194            --             194
         Decrease (increase) in assets:
           Loss on disposal of property and equipment ..............          --           --            --              16
           Accounts receivable and loans to employees ..............           7          (35)          (65)           (101)
           Prepaid expenses ........................................          (4)         (36)           39              (6)
           Other assets ............................................         (16)          --           (18)            (87)
           Increase (decrease) in liabilities:
           Accounts payable ........................................         (21)         137           467             722
           Accrued compensation ....................................          --          329           279             608
           Accrued expenses ........................................         271         (145)          771           1,115
                                                                        --------     --------      --------        --------
           Net cash used by operating activities ...................      (4,756)      (5,829)       (9,000)        (24,059)
                                                                        --------     --------      --------        --------

 Cash flows from investing activities:
       Purchase of property and equipment ..........................         (97)         (27)         (205)           (635)
       Purchase of short-term investments ..........................          --           --        (4,863)         (4,863)
       Equipment held for resale ...................................          --            7            54             (61)
       Organizational costs ........................................          --           --            --              (8)
       Patent costs ................................................        (214)        (116)          (34)           (449)
                                                                        --------     --------      --------        --------
           Net cash used in investing activities ...................        (311)        (136)       (5,048)         (6,016)
                                                                        --------     --------      --------        --------

 Cash flows from financing activities:
       Proceeds from issuance of notes payable .....................       2,717           92          (259)          6,150
       Lease costs .................................................          --           --            --             (13)
       Principal payments under capital lease
           obligations .............................................        (433)        (577)         (529)         (1,827)
       Proceeds from issuance of Common Stock ......................           8           15             2              31
       Proceeds from issuance of Preferred Stock ...................       3,869        5,250        12,777          23,896
       Proceeds from initial public offering, net ..................          --           --        34,532          34,532
       Proceeds from exercise of stock options .....................          --           --             9               9
       Repayment of notes receivable from  stockholders ............          --           --            50              50
       Stock issuance costs ........................................         (27)         (26)         (109)           (196)
                                                                        --------     --------      --------        --------
       Net cash provided by financing activities ...................       6,134        4,754        46,473          62,632
                                                                        --------     --------      --------        --------

       Net increase (decrease) in cash and cash
           equivalents .............................................       1,067       (1,211)       32,425          32,557

Cash and cash equivalents at beginning of  period ..................         276        1,343           132              --
                                                                        --------     --------      --------        --------

Cash and cash equivalents at end of  period ........................    $  1,343     $    132      $ 32,557        $ 32,557
                                                                        ========     ========      ========        ========
Supplemental disclosure of cash flow
       information:
Cash paid during the period for interest ...........................    $    179     $    154      $    126        $    817
                                                                        ========     ========      ========        ========

   Supplemental disclosures of noncash investing and financing activities are described in Note 8.

                See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

1.   Organization and Summary of Significant Accounting Policies

     Organization

     Trimeris, Inc. was incorporated on January 7, 1993 to discover and develop novel therapeutic agents that block viral infection by inhibiting viral fusion with host cells. The financial statements have been prepared in accordance with Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," to recognize the fact that the Company is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.

     Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost and consist primarily of overnight commercial paper, variable rate demand notes, commercial paper, and short-term debt securities. The carrying amount of cash and cash equivalents approximates fair value.

     Short-Term Investments

     Short-term investments, which consist of short-term corporate debt securities, are reported at fair value, and are classified as available-for-sale securities. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Fair value is determined using available market information. At December 31, 1997, cost approximated the fair value of short-term investments. There were no realized gains or losses on investments sold during 1995, 1996 or 1997.

     Concentration of Credit and Market Risk and off Balance Sheet Risk

     The Company invests its excess cash primarily in short-term marketable securities, and, in accordance with its investment policy, limits the amount of credit exposure with any one issuer. These investments are generally not collateralized and typically mature within one year. There were no realized gains or losses on these investments during 1995, 1996 or 1997.

     Property, Furniture and Equipment

     Property, furniture and equipment are recorded at cost. Property, furniture and equipment under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property, furniture and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the lesser of the lease term or estimated useful life of the asset.

     Intangible Assets

     The recoverability of the carrying values of intangible assets is evaluated on an ongoing basis, primarily by comparing the estimated profitability related to the asset compared to its carrying value. Provision against the carrying value of the asset is recorded when impairment is identified.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - Continued

     Organization costs are amortized using the straight-line method over five years. The exclusive license is amortized using the straight-line method over seventeen years. The costs of patents are capitalized and are amortized using the straight-line method over the remaining lives of the patents from the date the patents are granted. Financing costs were incurred as part of the Company's capital lease agreements and are amortized straight-line over the lease term.


     Research and Development

          Research and development costs are charged to operations as incurred.

     Income Taxes

          The Company uses the asset and liability method of accounting for income taxes.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Loss Per Share

     For the year ended  December  31, 1997,  the Company  adopted SFAS No. 128,
"Earnings Per Share" ("SFAS No. 128"). In accordance with this statement, primary net loss per common share is replaced with basic loss per common share which is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period after certain, adjustments described below. Fully diluted net income per common share is replaced with diluted net income per common share reflecting the maximum dilutive effect of common stock issuable upon exercise of stock options, stock warrants, and conversion of preferred stock. Diluted net loss per common share is not shown, as common equivalent shares from stock options, and stock warrants, would have an antidilutive effect. Prior period per share data has been restated to reflect the adoption of SFAS No. 128. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB 83"), all common shares and common equivalent shares issued during the twelve-month period prior to the initial filing of the registration statement relating to the Company's initial public offering, even when anti-dilutive, have been included in the calculation as if they were outstanding for all periods, using the treasury stock method. The basic net loss per common share gives retroactive effect to the conversion of all outstanding shares of Preferred Stock into 6,261,615 shares of Common Stock upon the completion of the Company's initial public offering.

The following is a reconciliation of the weighted average shares used in the computation of basic earnings per share (in thousands):

                                                      1995       1996       1997
                                                     -----      -----      -----
Weighted average common shares ................      2,541      4,605      7,295

Common equivalent shares under SAB 83 .........        100        100        100
                                                     -----      -----      -----
                                                     2,641      4,705      7,395
                                                     =====      =====      =====

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS-Continued

     Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     Stock Split

     Effective July 11, 1997, the Company declared a one for eight and one-half reverse stock split for common stockholders. This stock split has been retroactively applied and all periods presented have been restated. The conversion prices for the Preferred Stock were adjusted for this reverse stock split.

2.   Leases

     The Company is obligated under various capital leases for furniture and equipment that expire at various dates during the next four years. The gross amount of furniture and equipment and related accumulated amortization recorded under capital leases and included in property, furniture and equipment were as follows at December 31, 1996 and 1997 (in thousands):

                                                          1996             1997
                                                       -------          -------
Furniture and equipment ......................         $ 1,930          $ 2,326

Less accumulated amortization ................          (1,084)          (1,655)
                                                       -------          -------

                                                       $   846          $   671
                                                       =======          =======

     The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through September 1999. Rental expense, including maintenance charges, for operating leases during 1995, 1996 and 1997 was $532,000, $552,000, and $612,000 respectively.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - Continued

     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1997 (in thousands) are:

                                                                   CAPITAL                  OPERATING
                                                                   LEASES                    LEASES
                                                                 ----------                ------------
Year ending December 31:
   1998 ..........................................................   $312                        $521
   1999 ..........................................................    189                         419
   2000 ..........................................................     78                          --
   2001 ..........................................................     10                          --
                                                                     ----                        ----
Total minimum lease payments .....................................    589                        $940
                                                                                                 ====

Less amount representing interest ................................     90
                                                                     ----

Present value of net minimum capital lease payments ..............    499
Less current installments of obligations under capital leases ....    259
                                                                     ----

Obligations under capital leases,  excluding current
    installments .................................................   $240
                                                                     ====

     Additionally, under a warrant agreement dated August 24, 1993 with a lessor, the Company issued warrants to acquire Series B Preferred Stock at the initial Series B Preferred Stock per share offering price, such that the aggregate purchase price for the shares equals $119,000. The warrants shall be exercisable prior to the earlier of the tenth annual anniversary date of the grant date or fifth anniversary date of Trimeris' Initial Public Offering. The shares have not been issued as of December 31, 1997.

     During the year ended December 31, 1995, the lease with the aforementioned lessor was amended to increase the credit limit by $750,000 to $2.0 million. As part of this amendment, Trimeris granted the lessor additional warrants to purchase shares valued at $71,000 of Series B Preferred Stock at the initial per share offering price.

3.   Notes Payable

     In March 1995, the Company entered into a Financial Assistance Agreement with the North Carolina Biotechnology Center (the "Center"). Under this agreement, the Center agreed to extend to the Company a line of credit up to $250,000 for the funding of certain research performed by the Company.

     This note payable is unsecured and bears interest at 8.5% on the balance of all outstanding principal. The note matures in March 2000, at which time principal and accrued interest is to be repaid. At December 31, 1996 the total principal and interest due was $263,000.

     In November 1995, the Company entered into a Collaborative Funding Assistance Agreement with the Center. Under this agreement, the Center agreed to lend the Company up to $10,000 for the funding of certain research performed by the Company. This note payable is unsecured and bears interest at 8.75% on the balance of all outstanding principal. The note matures in December 2000, at which time principal and accrued interest is to be repaid. At December 31, 1996 the total principal due was $9,000.

     These notes were paid in full during 1997 in connection with the Company's initial public offering.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - Continued

4.   Stockholders' Equity (Deficit)

     In connection with the Company's initial public offering, the Company's Certificate of Incorporation was restated to grant the Company the authority to issue 40,000,000 shares of stock consisting of 30,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.

     At December 31, 1996 and 1997, loans with an interest rate of 8% totaling $14,000 and $218,000, respectively, were outstanding to employees of the Company for purchase of shares of the Company's Common Stock. This amount has been presented as contra-equity in the statement of stockholders' equity (deficit).

     Initial Public Offering

     In October 1997, the Company closed its initial public offering of common stock at $12 per share. The net proceeds of the offering were $34,532,000 after deducting applicable costs and expenses. In connection with the public offering, all outstanding shares of Preferred Stock were converted into 6,261,615 shares of Common Stock.

     Preferred Stock

     Prior to the conversion of the Preferred Stock into Common Stock in connection with the initial public offering, Preferred Stockholders had certain rights regarding dividends, liquidation preferences, conversion rights, voting rights, and restrictions on future debt or equity issuances. The Board of Directors has the authority to issue future shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, without any further vote or action by the stockholders.

     Equity Financing

     An initial investment of $2 million was provided by Domain Partners II, L.P. ("Domain") and Biotechnology Investments Limited ("BIL") to fund the start-up phase of the Company.

     During the year ended December 31, 1995, Domain, BIL and others invested an additional $3.9 million to fund continued operations of the Company through the purchase of shares of Series B Preferred Stock. In addition, the Company exchanged notes payable, including accrued interest, of $6.4 million for shares of Series B Preferred Stock. These notes were payable to Domain and BIL and were entered into during the years ended December 31, 1994 and 1995. A total of 20,635,564 shares were issued for a total consideration of $10.3 million.

     In March and October 1996 and April, 1997, Domain, BIL, and others invested an additional $11.3 million to fund continued operations of the Company through the purchase of Series B Preferred Stock and Series C Preferred Stock. In June, 1997, various other investors invested $6.8 million through the purchase of Series D Preferred Stock.

     Common stock was issued during 1994, 1995, and 1996 through the purchase by Company personnel and through the exercise of stock options.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - Continued

5.   Stock Option Plan

     In 1993, the Company adopted a stock option plan which allows for the issuance of non-qualified and incentive stock options. During 1996, the Trimeris, Inc. New Stock Option Plan (the "Stock Option Plan") was implemented that replaced the 1993 plan. Under the Stock Option Plan, the Company may grant non-qualified or incentive stock options for up to 852,941 shares of Common Stock. The exercise price of each incentive stock option shall not be less than the fair market value of the Company's Common Stock on the date of grant and an option's maximum term is ten years. Outstanding incentive stock options have been issued at prices ranging from $.34 to $12.56 per share. The vesting period occurs ratably over four years. All incentive stock options which had been granted under the 1993 plan were cancelled at inception of the Stock Option Plan while the non-qualified stock options remain outstanding at an exercise price of $.43. No more grants will be made under the 1993 plan. At December 31, 1997 there were approximately 226,000 options remaining available for grant.

Stock option transactions for the years ended December 31, 1995, 1996 and 1997 are as follows:

                                   Weighted            Weighted            Weighted
                                    Average             Average             Average
                                   Exercise            Exercise            Exercise
                          1995       Price     1996      Price    1997       Price
                        --------   --------  -------   -------- --------   --------
 Options outstanding
     at  January 1 ..    141,000    $0.34    166,000    $0.34    483,000    $0.34
  Granted ...........     38,000     0.34    572,000     0.34    144,000     1.56
  Exercised .........     (5,000)    0.34    (28,000)    0.34   (341,000)    0.34
  Cancelled .........     (8,000)    0.34   (227,000)    0.34    (19,000)    0.34
                        --------    -----   --------    -----   --------    -----

Options outstanding
    at  end of period    166,000    $0.34    483,000    $0.34    267,000    $0.75
                        ========    =====   ========    =====   ========    =====

The following summarizes information about stock options outstanding as of December 31, 1997:

                                      Options Outstanding                        Options Exercisable
                        -----------------------------------------------     --------------------------------
                                          Weighted
                                           Average
                           Number         Remaining         Weighted                            Weighted
 Range of Exercise      Outstanding      Contractual        Average           Number            Average
       Price            as of 12/31/97      Life         Exercise Price     Exercisable       Exercise Price
 -----------------      --------------      ----         --------------     -----------       --------------
$          0.34          229,000             8.70          $   0.34            114,000           $   0.34
$          1.00           31,000             9.65          $   1.00              3,000           $   1.00
$  12.00-$12.56            7,000             9.93          $  12.36                 --           $  12.36
                         -------             ----          --------            -------           --------
$   0.34-$12.56          267,000             8.84          $   0.75            117,000           $   0.41
                         =======             ====          ========            =======           ========

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For the year ended December 31, 1997, the Company has recorded a deferred charge of $2,336,000, representing the difference between the exercise price and the deemed fair value of the Company's Common Stock for 348,000 shares of Common Stock and 132,000 shares subject to Common Stock Options granted in the second and third quarters of 1997. The deferred compensation will be amortized to expense over the period the shares and options vest, generally four years.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS -Continued

     SFAS 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net loss and basic loss per share would have been increased to the pro forma amounts indicated below for the years ended December 31:

                                                         1996              1997
                                                     --------          --------
Net loss:
As reported ................................         $ (6,972)         $(11,428)

Compensation cost recorded
   under APB 25 ............................               --               386
Additional compensation cost
   resulting from:                                         --                --
      Common Stock Options .................               --              (100)
      Restricted Stock .....................               --              (240)
                                                     --------          --------
Pro forma ..................................         $ (6,972)         $(11,382)

                                                     ========          ========
Basic Loss Per Share:
   As reported .............................         $  (1.48)         $  (1.55)

   Pro forma ...............................         $  (1.48)         $  (1.54)



     The fair value of common stock options and restricted stock is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:


     Estimated dividend yield                                     0.00%
     Expected stock price volatility                              29.00%
     Risk-free interest rate                                      5.07-6.00%
     Expected life of options                                     5-7 years

     The effects of applying SFAS 123 for disclosing compensation cost may not be representative of the effects or reported net income for future years because pro forma net loss reflects compensation costs only for stock options granted in 1996 and 1997 and does not consider compensation cost for stock options granted prior to January 1, 1995.

6.   Income Taxes

     At December 31, 1997, the Company has net operating loss carryforwards (NOL's) for federal income tax purposes of approximately $28.3 million which expire in varying amounts between 2010 and 2013. The Company has NOL's for state tax purposes of approximately $28.3 million which expire in varying amounts between 2000 and 2003. Additionally, the Company has research and development credits of $339,000 which expire in varying amounts between 2008 and 2011.

     The Tax Reform Act of 1986 contains provisions which limit the ability to utilize net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the

                                              TRIMERIS, INC.
                                      (A Development Stage Company)

                                      NOTES TO FINANCIAL STATEMENTS -Continued

Company's NOL's are limited, and the Company has taxable income which exceeds the permissible yearly NOL, the Company would incur a federal income tax liability even though NOL's would be available in future years.

     The components of deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1997 are as follows:


                                                        1996              1997
                                                     --------          --------
                                                           (in thousands)
Deferred tax assets:
Tax loss carryforwards .....................         $  6,823          $ 11,094
Tax credits ................................              261               339
Reserves and accruals ......................              211               257
Start-up costs .............................              109                76
                                                     --------          --------
                                                        7,404            11,766

Valuation allowance ........................           (7,404)          (11,766)
                                                     --------          --------

Net deferred asset .........................               --                --

Deferred tax liabilities:
Deferred tax liability .....................               --                --
                                                     --------          --------

Net deferred tax assets and ................         $     --          $     --
(liability)
                                                     ========          ========

     The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

7.   Employee Benefit Plans

     401 (K) Plan

     The Company has adopted a 401(k) Profit Sharing Plan (the "Plan") covering all qualified employees. The effective date of the Plan is January 1, 1994.

     Participants may elect a salary reduction from 1% to 10% as a contribution to the Plan. Modifications of the salary reductions may be made annually. The Plan permits the Company to match up to 8% of a participant's salary, but to date, the Company has elected not to match participants' contributions.

     The normal retirement age shall be the later of a participant's 65th birthday or the fifth anniversary of the first day of the Plan year in which participation commenced. The Plan does not have an early retirement provision.

                                 TRIMERIS, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS-Continued

     Employee Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan which permits eligible employees to purchase newly issued common stock of the Company up to an aggregate of 250,000 shares. Under this plan, employees may purchase from the Company a designated number of shares through payroll deductions at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock as of the date of the grant or the date the right to purchase is exercised. No shares were issued under this plan during 1995, 1996 or 1997.

8.   Supplementary Cash Flow Information

     Capital lease obligations of $345,000, $330,000 and $211,000 were incurred in 1995, 1996 and 1997, respectively, for leases of new furniture and equipment.

     During 1995, the Company exchanged notes payable to stockholders, including accrued interest of $6.4 million for Series B Preferred Stock.

     Shares issued under the license and consulting agreements have been valued by the Board of Directors taking into consideration the fair value of the most recently issued preferred stock or the value of the services, whichever is more readily determinable.

9.   Commitments and Contingencies

     The Company is involved in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.